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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
                             Tender Offer Statement
                          Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             ---------------------

                           BRITE VOICE SYSTEMS, INC.
                           (Name of Subject Company)

                  INTERVOICE ACQUISITION SUBSIDIARY III, INC.
                                INTERVOICE, INC.
                                   (Bidders)

                             ---------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                             ---------------------

                                   110411105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               DANIEL D. HAMMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                INTERVOICE, INC.
                            17811 WATERVIEW PARKWAY
                              DALLAS, TEXAS 75252
                                 (972) 454-8000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                              SAM P. BURFORD, JR.
                            THOMPSON & KNIGHT, P.C.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                 (214) 969-1354
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CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
----------------------                                --------------------
  $122,719,277.......................................      $24,543.86

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* For purposes of calculating fee only. The total transaction value is based on
  9,158,155 shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $13.40 per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid.

     Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $24,543.86.      Filing Party:  InterVoice Acquisition Subsidiary III, Inc.
                                                           InterVoice, Inc.
Form or Registration No.:  Schedule 14D-1.  Date Filed:    May 3, 1999.

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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated May 3, 1999 (the "Statement"), of InterVoice Acquisition Subsidiary III, Inc., a Nevada corporation (the "Purchaser"), and a wholly owned subsidiary of InterVoice, Inc., a Texas corporation ("Parent"), filed in connection with Purchaser's offer to purchase 9,185,155 shares of common stock, no par value (the "Shares" or "Common Stock"), of Brite Voice Systems, Inc., a Kansas corporation (the "Company"), as set forth in the Statement. All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Statement.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     The response to Item 11 is hereby amended and supplemented as follows:

         (a)(9)          -- Press release dated May 3, 1999 announcing the
                            commencement of the tender offer.
         (a)(10)         -- Press release dated May 3, 1999 announcing the
                            commencement of the tender offer.

                                        1
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            InterVoice Acquisition Subsidiary
                                            III, Inc.

                                            By:    /s/ ROB-ROY J. GRAHAM
                                              ----------------------------------
                                              Name: Rob-Roy J. Graham
                                              Title:  President and Chief
                                                Financial Officer

Date: May 5, 1999

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            InterVoice, Inc.

                                            By:    /s/ ROB-ROY J. GRAHAM
                                              ----------------------------------
                                              Name: Rob-Roy J. Graham
                                              Title:  Chief Financial Officer

Date: May 5, 1999

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                               INDEX TO EXHIBITS

     EXHIBIT NUMBER                                EXHIBIT
     --------------                                -------
         (a)(9)          -- Press release dated May 3, 1999 announcing the
                            commencement of the tender offer.
         (a)(10)         -- Press release dated May 3, 1999 announcing the
                            commencement of the tender offer.